 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended February, 2021

ICON plc
(Registrant’s name)

333-08704
 (Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
00-353-1-291-2000

 (Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___           Form 40-F ______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes______          No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes______          No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______          No___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

Agreement and Plan of Merger

On February 24, 2021, ICON plc (“ICON”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PRA Health Sciences, Inc. (“PRA”), ICON US Holdings Inc., a Delaware corporation and subsidiary of ICON (“US HoldCo”), and Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON and US HoldCo (“Merger Subsidiary”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Subsidiary will merge with and into PRA (the “Merger”), with PRA surviving as a subsidiary of ICON and US HoldCo (the “Surviving Corporation”). The Merger Agreement was unanimously approved by the Board of Directors of each of PRA, ICON, and US HoldCo.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of PRA (“PRA Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares held by any shareholder who properly demands and perfects his, her or its appraisal rights with respect to such shares and treasury shares held by PRA), will be converted into the right to receive (i) from ICON, 0.4125 of one ordinary share, par value €0.06 per share, of ICON (“ICON Ordinary Shares”) (the “Share Consideration”) and (ii) from US HoldCo and the Surviving Corporation, $80.00 in cash, without any interest thereon (together with the Share Consideration, the “Merger Consideration”).

Treatment of PRA Equity Awards

Equity awards of PRA that are outstanding prior to the Effective Time will generally be treated as follows (subject to the terms and conditions set forth in the Merger Agreement):

•
Each outstanding PRA stock option and restricted stock unit will be assumed by ICON on the same terms and conditions (including vesting conditions) and converted to a stock option or restricted stock unit based on ICON Ordinary Shares with the number of ICON Ordinary Shares and exercise price in the case of stock options determined at a conversion ratio as set forth under the Merger Agreement; and

•	Each outstanding share of PRA restricted stock will vest at closing and be cancelled and converted into the right to receive the per share Merger Consideration.

Closing Conditions

The obligation of the parties to consummate the Merger is subject to customary conditions, including, among others, (i) the approval by ICON’s shareholders (the “Requisite ICON Vote”) of the grant of authority to the Board of Directors of ICON to effect the issuance of ICON Ordinary Shares (the “Share Issuance”), (ii) the approval and adoption of the Merger Agreement by PRA’s shareholders (the “Requisite PRA Vote”), (iii) the absence of any court order or law prohibiting the consummation of the Merger, the Share Issuance or other transactions contemplated by the Merger Agreement, (iv) the early termination or expiration of any applicable waiting period or periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and specified approvals under certain other antitrust and foreign investment laws, including the expiration or termination of all applicable waiting or other time periods, (v) the ICON Ordinary Shares to be issued in the Merger having been approved for listing on the Nasdaq, (vi) the effectiveness of the registration statement of ICON pursuant to which the ICON Ordinary Shares to be issued in the Merger will be registered with the SEC, (vii) compliance by ICON and PRA in all material respects with their respective obligations under the Merger Agreement, and (viii) subject in most cases to exceptions that do not rise to the level of a “Parent Material Adverse Effect” or a “Company Material Adverse Effect” (each as defined in the Merger Agreement), as applicable, the accuracy of representations and warranties made by ICON and PRA, respectively.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both ICON and PRA with respect to each party’s business. The Merger Agreement also contains customary covenants, including covenants by each of ICON and PRA to, subject to certain exceptions (including reasonable actions taken in response to COVID-19), use reasonable best efforts to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

Under the Merger Agreement, each of ICON and PRA has agreed to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the Merger, including obtaining all consents from governmental authorities and taking all steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authorities, in order to consummate the Merger and the other transactions contemplated by the Merger Agreement. Notwithstanding such general obligation, ICON and PRA are not required to take any action that would reasonably be expected to have a material adverse effect on ICON, PRA and their respective subsidiaries, taken as a whole.

The Merger Agreement provides that ICON will take all reasonably necessary actions to cause, as of the Closing (as defined in the Merger agreement), PRA’s CEO and one additional current member of the Board of Directors of PRA to be appointed to the Board of Directors of ICON until the next annual general meeting of ICON shareholders and ICON will take all reasonably necessary action to nominate such two new directors for re-election to the Board of Directors of ICON at the next annual general meeting of ICON’s shareholders, in accordance with and subject to the charter documents and governance policies of ICON and applicable law.

Shareholder Meetings; Non-Solicitation; Intervening Events

The Merger Agreement requires each of ICON and PRA to convene a shareholder meeting for purposes of obtaining the Requisite ICON Vote and the Requisite PRA Vote, respectively. In addition, subject to certain exceptions, each of ICON and PRA have agreed (i) not to solicit alternative transactions or enter into discussions concerning, or provide information in connection with, any alternative transaction and (ii) that its Board of Directors will recommend that its shareholders approve the granting of authority to the Board of Directors of ICON to effect the Share Issuance, in the case of ICON, and adopt the Merger Agreement, in the case of PRA.

Prior to the Requisite ICON Vote, the Board of Directors of ICON may, in connection with a “Parent Intervening Event” (as defined in the Merger agreement), change its recommendation, subject to complying with notice and other specified conditions, including giving PRA the opportunity to propose changes to the Merger Agreement in response to such Parent Intervening Event, if the Board of Directors of ICON determines that the failure to do so would be inconsistent with its fiduciary duties under applicable law.

Prior to the Requisite PRA Vote, the Board of Directors of PRA may, in connection with (i) the receipt of a “Company Superior Proposal” (as defined in the Merger Agreement), or (ii) a “Company Intervening Event” (as defined in the Merger Agreement), change its recommendation, subject to complying with notice and other specified conditions, including giving ICON the opportunity to propose changes to the Merger Agreement in response to such Company Superior Proposal or Company Intervening Event, as applicable, if the Board of Directors of PRA determines that the failure to do so would be inconsistent with its fiduciary duties under applicable law.

Termination

The Merger Agreement contains certain customary termination rights for ICON and PRA. Subject to certain limitations, the Merger Agreement may be terminated by either ICON or PRA if (i) the Merger is not consummated on or before February 24, 2022 (such date, as extended, the “End Date”), (x) subject to automatic extension for three months if all of the conditions to the closing, other than the conditions related to obtaining regulatory approvals, have been satisfied or waived and (y) in the event that an antitrust litigation is pending, subject to automatic extension for a maximum of 18 months from the date of the Merger Agreement (inclusive of any extensions), (ii) a final court order makes the Merger illegal or a law is enacted to prohibit the Merger and (iii) if the Requisite ICON Vote or the Requisite PRA Vote is not obtained.

In addition, ICON may terminate the Merger Agreement (subject to certain limitations): (i) if prior to the Requisite PRA Vote, the Board of Directors of PRA has changed its recommendation that PRA shareholders vote in favor of the approval and adoption of the Merger Agreement; or (ii) if PRA has breached or failed to perform any of its representations, warranties, covenants or other agreements such that a condition to ICON’s obligation to consummate the Merger would fail to be satisfied, and such breach or failure is not cured during a 30-day cure period or is incapable of being cured by the End Date.

PRA will be obligated to pay to ICON and US HoldCo a termination fee of $277,000,000 in the event the Merger Agreement is terminated: (i) by ICON in accordance with the termination right described in clause (i) in the immediately preceding paragraph; (ii) by PRA in order to enter into a definitive agreement providing for a Company Superior Proposal; (iii) by ICON or PRA due to the failure to obtain the Requisite PRA Vote at a time when the Merger Agreement was terminable by ICON in accordance with the termination right described in clause (i) in the immediately preceding paragraph; (iv) by ICON in accordance with the termination right described in clause (ii) in the immediately preceding paragraph or by either ICON or PRA due to the failure to consummate the Merger on or before the End Date, if (a) prior to termination of the Merger Agreement, a Company Takeover Proposal has been publicly disclosed or otherwise publicly known or otherwise made to the Board of Directors of PRA and not publicly withdrawn at least seven business days prior to such termination, and (b) within 12 months of termination of the Merger Agreement, PRA enters into certain agreements with respect to a Company Takeover Proposal or any Company Takeover Proposal is consummated; or (v) by ICON or PRA due to failure to obtain the Requisite PRA Vote, if (a) at or prior to the PRA shareholder meeting convened for purposes of obtaining the Requisite PRA Vote, a Company Takeover Proposal has been publicly disclosed or otherwise publicly known or otherwise made to the Board of Directors of PRA and not publicly withdrawn at least seven business days prior to the PRA shareholder meeting, and (b) within 12 months of termination of the Merger Agreement, PRA enters into certain agreements with respect to a Company Takeover Proposal or any Company Takeover Proposal is consummated. In addition, if the Merger Agreement is terminated because of a failure of PRA’s shareholders to approve and adopt the Merger Agreement, PRA is required to reimburse ICON and US HoldCo for its expenses in an amount equal to $100,000,000. In no event would ICON be entitled to receive more than one termination fee or more than one expense reimbursement. Upon payment by PRA of a termination fee, any previously paid expense reimbursements shall be credited against the amount of such termination fee.

In addition, PRA may terminate the Merger Agreement: (i) prior to the receipt of the Requisite PRA Vote, in order to enter into a definitive agreement providing for a Company Superior Proposal if certain conditions are met; (ii) if prior to the Requisite ICON Vote, the Board of Directors of ICON has changed its recommendation that ICON shareholders vote in favor of the grant of authority to the Board of Directors of ICON to effect the Share Issuance; or (iii) if ICON has breached or failed to perform any of its representations, warranties, covenants or other agreements such that a condition to PRA’s obligation to consummate the Merger would fail to be satisfied, and such breach or failure is not cured during a 30-day cure period or is incapable of being cured by the End Date.

ICON and US HoldCo will be obligated to pay to PRA a termination fee of $388,000,000 in the event the Merger Agreement is terminated: (i) by PRA in accordance with the termination right described in clause (ii) in the immediately preceding paragraph; (ii) by ICON or PRA due to the failure to obtain the Requisite ICON Vote at a time when the Merger Agreement was terminable by PRA in accordance with the termination right described in clause (ii) in the immediately preceding paragraph; (iii) by PRA in accordance with the termination right described in clause (iii) in the immediately preceding paragraph or by ICON or PRA due to the failure to consummate the Merger on or before the End Date, if (a) prior to termination of the Merger Agreement, a Parent Takeover Proposal has been publicly disclosed or otherwise publicly known or otherwise made to the Board of Directors of ICON and not publicly withdrawn at least seven business days prior to such termination, and (b) within 12 months of termination of the Merger Agreement, ICON enters into certain agreements with respect to a Parent Takeover Proposal or any Parent Takeover Proposal is consummated; or (v) by ICON or PRA due to failure to obtain the Requisite ICON Vote, if (a) at or prior to the ICON shareholder meeting convened for purposes of obtaining the Requisite ICON Vote, a Parent Takeover Proposal has been publicly disclosed or otherwise publicly known or otherwise made to the Board of Directors of ICON and not publicly withdrawn at least seven business days prior to the ICON shareholder meeting, and (b) within 12 months of termination of the Merger Agreement, ICON enters into certain agreements with respect to a Parent Takeover Proposal or any Parent Takeover Proposal is consummated. In addition, if the Merger Agreement is terminated because of a failure of ICON’s shareholders to approve the grant of authority to the Board of Directors of ICON to effect the Share Issuance, ICON is required to reimburse PRA for its expenses in an amount equal to $120,000,000. In no event would PRA be entitled to receive more than one termination fee or more than one expense reimbursement. Upon payment by ICON of a termination fee, any previously paid expense reimbursements shall be credited against the amount of such termination fee.

Other Events

On February 24, 2021, in connection with the execution of the Merger Agreement, ICON entered into a commitment letter with Citigroup Global Markets Inc. (“Citi”) pursuant to which Citi has committed to provide to ICON a senior secured revolving credit facility in an aggregate principal amount of up to $300.0 million and a senior secured bridge loan facility in an aggregate principal amount of up to $6,060.0 million to, among other things, finance ICON’s obligations in respect of the transactions contemplated by the Merger Agreement. The effectiveness of such credit facilities is subject to the occurrence of customary closing conditions, including the consummation of the Merger.

On February 24, 2021, ICON issued a press release announcing PRA’s and ICON’s entry into a definitive merger agreement. A copy of the press release is filed as Exhibit 99.1 to this report and incorporated herein by reference.

Important Statement Regarding the Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. A copy of the Merger Agreement has been included to provide ICON shareholders and other security holders with information regarding its terms and is not intended to provide any factual information about ICON or PRA. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by ICON shareholders, PRA shareholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by ICON shareholders, PRA shareholders or other security holders. ICON shareholders, PRA shareholders and other security holders are not third-party beneficiaries under the Merger Agreement (except, following the Effective Time, with respect to PRA shareholders’ right to receive the Merger Consideration and the right of holders of PRA equity awards to receive the consideration provided for such equity awards pursuant to the Merger Agreement) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ICON, PRA or Merger Subsidiary. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ICON’s or PRA’s public disclosures. PRA acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, ICON, PRA, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form F-4 that will include a joint proxy statement of ICON and PRA, a prospectus of ICON, and an extraordinary general meeting notice of ICON, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K, and other filings, and the Forms 20-F and 6-K, and other filings, that each of ICON and PRA make with the SEC, respectively.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 27, 2020. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. The term “PRA” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

EXHIBIT LIST

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of February 24, 2021, by and among ICON plc, ICON US Holdings Inc., Indigo Merger Sub, Inc. and PRA Health Sciences, Inc.
99.1	ICON plc Press Release issued February 24, 2021 - ICON to acquire PRA Health Sciences, creating a world leader in Healthcare Intelligence and Clinical Research

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Brendan Brennan
Date: February 24, 2021	Brendan Brennan
Chief Financial Officer